GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

ONE MARINA PARK DRIVE, SUITE 900

BOSTON, MA 02210

TELEPHONE: (617) 648-9100 FACSIMILE: (617) 648-9199

September 8, 2014

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:                    Russell Mancuso

Tom Jones

Re:                                 Vitae Pharmaceuticals, Inc.

Amendment No. 1 to Registration Statement on Form S-1
Filed August 29, 2014
File No. 333-198090

Dear Messrs. Mancuso and Jones:

On behalf of Vitae Pharmaceuticals, Inc. (the “Company”), we submit this letter in partial response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 5, 2014 (the “Staff’s Letter”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on August 28, 2014 (“Amendment No. 1”).  This letter responds only to comment 2 from the Staff’s Letter (“Comment No. 2”). We plan to respond to the remainder of the comments contained in the Staff’s Letter under separate cover at the time that Amendment No. 3 to the Company’s Registration Statement on Form S-1 is filed.

Comment No. 2 and its sub-bullets are italicized, bold type below and are followed by the Company’s response.

Stock-Based Compensation, page 66

2.                                      Please refer to your correspondence dated August 28, 2014.  Please address the following comments to bridge the gap between the mid-point of the estimated IPO price and the $.23 estimated grant-date fair value of your common stock on June 24, 2014:

RESPONSE TO COMMENT 2:

•                  Please explain in more detail why you assigned an aggregate probability weighting of 62.5% to four IPO scenarios whereby the scenarios ranged from $.22 per share to $.54 per share.

In estimating the fair value of the Company’s common stock on June 24, 2014, the Board of Directors (the “Board”) assessed potential future liquidity events and assigned a probability to each of those events occurring.  Those liquidity events included various IPO scenarios as well as scenarios in which the Company completes an asset sale or is acquired in a strategic transaction.  As it relates to the four IPO scenarios, the Board further assessed the probability of completing the IPO in the near-term (the year ending December 31, 2014) at a higher or lower valuation and if the IPO was not completed in the near-term, then a longer-term IPO scenario (the year ending December 31, 2015) at various valuations was also assessed.  The IPO scenarios resulted in a common stock per share fair value that ranged from $0.22 (IPO at a lower value in the longer-term) to $0.54 (IPO at a higher value in the near-term).

The Board assessed the various IPO scenarios at the time of the valuation in consideration of the IPO market conditions relative to the Company’s stage of development and the perceived likelihood of being able to complete an IPO.  In making its assessment, the Board considered the following factors specific to the Company:

•                  The Company is an early-stage biotechnology company.  As of the June 24, 2014 valuation, all of the Company’s product candidates were in either pre-clinical or phase 1 clinical testing.  Moreover, all of such programs in phase 1 clinical testing were subject to agreements with the Company’s collaboration partner, where such partner exercises sole control over decisions regarding the development status and the timing of those programs.  Generally, companies with product candidates in only pre-clinical or phase 1 clinical development have had a more difficult time completing IPOs.

•                  The Company last completed an institutional round of financing ten years ago in 2004 and only began its IPO process in earnest with Board approval in March 2014, with the selection of underwriters and the IPO organizational meeting in early May 2014. Therefore, in June 2014, the Company’s story was untested and new to the investment community, rendering its ultimate reception largely unknown.

•                  As of the June 24, 2014 valuation, the Board had not yet obtained investor feedback through management’s “test the waters” meetings, which likely would have informed the Board as to the level of institutional investor interest in the Company.

•                  Two of the Company’s four executive officers first joined the Company in May 2014 and although they both had extensive and relevant public company experience, they had no experience with the Company’s operations, pipeline, culture and prospects and had no experience raising capital for the Company.

•                  As of the end of June 2014, the Company had cash, cash equivalents and marketable securities of $18.1 million and outstanding bank debt of $7.5 million, for net cash of $10.6 million.  At its current burn rate of $6 to $7 million per quarter, the Company’s cash resources will last only into the first quarter of 2015.  In June 2014, the Board believed the Company’s tight liquidity position would make it more challenging to complete an IPO in the near term.

•                  If the Company is unable to complete an IPO in the near term, the Company will need to seek an alternative financing source to continue to fund operations or will need to significantly curtail operations.

In addition to factors specific to the Company, the Board also considered the following important marketplace factors:

•                  The IPO market for early-stage biotechnology companies had deteriorated significantly in the months leading up to the June 24, 2014 valuation determination, particularly with respect to downward pricing pressure and weakening institutional participation:

•                  The average IPO price for the months of March, April and May of 2014 were approximately 3%, 23% and 35%, respectively, below the mid-point of the published price ranges. The sharp decline in both April and May signaled a significant change and weakness in the market, which impacted the Board’s determination of value.

•                  The market weakness seen in IPO pricing in April and May was accompanied by a similar trend in insider participation.  The greater the level of insider participation, the weaker the demand is from institutional investors.  For completed IPOs, the average level of insider participation in March, April and May was 8%, 32% and 40%, respectively.  The sharp increase in both April and May was consistent with a general deterioration of the IPO market for early-stage biotech companies.

•                  There was a significant amount of biotechnology IPO activity in the first half of 2014, with the rate of IPOs slowing significantly from the first quarter of 2014 to the second quarter of 2014, leading to a concern that by the time the Company was ready to go public in the late third quarter or fourth quarter of 2014, the market may reach a saturation point for biotechnology IPOs and the IPO window in the latter part of the year would close:

•                  There were 25 IPOs in the first quarter of 2014.

•                  There were only 14 IPOs in the second quarter of 2014 (as of June 23, 2014).

•                  With 39 IPOs through the second quarter of 2014 (as of June 23, 2014) compared to 38 IPOs in all of 2013, there was a concern that the market for IPOs was closing.

•                  Given the large number of IPOs to date in 2014, the Board was aware that there would be significant competition for additional IPOs that would close in the balance of 2014.  The Board also knew that there were approximately 22 more IPOs in the queue as of June 23, 2014, not including those that had filed confidentially or were preparing to file.

As a result of the above factors, as of June 24, 2014, there was significant uncertainty as to the Company’s ability to successfully complete a near-term IPO, especially at a higher valuation. The various IPO scenarios in the Board’s valuation model were weighted a combined 62.5% versus a 37.5% combined weighting to a strategic sale or asset sale.  Within the IPO scenarios, the probability of completing an IPO: at a higher valuation in the near-term was 15%, at a lower valuation in the near-term was 28.75%, at a higher valuation in the longer-term was 9.38% and at a lower valuation in the longer-term was also 9.38%.  In the case where the Company’s IPO is delayed beyond the near-term, as mentioned above, the Company will need to raise additional private capital with a potential return to the public markets in the latter portion of 2015. As a result of applying the Board’s valuation methodology, the valuation of common stock in a near-term IPO at a higher or lower valuation was estimated to range from $0.39 to $0.54 per share which is not inconsistent with the preliminary per share estimated IPO price range confidentially disclosed in the Company’s prior correspondence with the Staff.  When factoring all of the various liquidity scenarios, including the 37.5% probability of either an asset or strategic sale, which scenario yields little to no value to the common stock, the Board estimated that the fair value of the Company’s common stock on June 24, 2014 was $0.23 per share.

•                  Explain to us in more detail why you utilized a present value discount factor based on a 12% weighted average cost of capital over a period of between approximately 0.5 years and 1.5 years based on near term and longer term IPO timing scenarios.

The various liquidity events in the Board’s June 24, 2014 valuation, as previously discussed, were considered likely to occur within six to eighteen months and, as a result, the per share common prices for the liquidity scenarios were discounted to a present value. The present value discount reflects the cost of capital of an established small biotechnology company based on industry data regarding such factors for similarly situated companies.  The expected future returns for the liquidity scenarios were discounted to a present value using an appropriate risk-adjusted discount rate of 12%.  Due to the Company’s tight liquidity position at June 24, 2014 and with no assurance that the Company would be able to access the public markets, management considered the need for additional financing alternatives, including a bridge financing.  The Company’s longer-term liquidity events assumed that the Company would raise $25 million through a bridge loan in late 2014, which would provide an additional year of financing. Subsequent to the bridge financing, the Company’s plans were to further the development of its internal research and development programs to a stage where it would be possible to successfully access the public capital markets. The Company made the assumption that it would take an additional year to get the research and development programs to the stage of development where a second IPO attempt would be possible and, as result, the liquidity events in the Board’s June 24, 2014 valuation took into account events which range from six to eighteen months from that date.

•                  Explain to us when you were aware that you would achieve a $6 million milestone payment during the third quarter of 2014 and why you did not factor this into your fair value analysis of your common stock as of June 24, 2014.

On August 13, 2014, the Company’s collaboration partner notified the Company that the $6 million milestone had been achieved.  Achieving the milestone obligates the Company’s collaboration partner to pay the Company $6 million, which provides approximately 3 months of additional cash runway.  As of the date of this letter, the Company has yet to receive the payment although the payment is expected to be received in September 2014.  Given the uncertain nature of the drug discovery and clinical trial process, and the fact that all decisions regarding the product candidate subject to the milestone are solely at the discretion of the Company’s collaboration partner, there was uncertainty as to when, and if, this milestone would ever be achieved.  In essence, the determination of achievement of the milestone is binary and at the sole discretion of the Company’s collaboration partner; therefore, the Board did not include the potential milestone payment in determining the June 24, 2014 valuation.

•                  Provide to us other business developments and factors that would contribute to the difference between the $.23 estimated grant date fair value of your common stock on June 24, 2014 and the mid-point of the estimated IPO price.

The Company believes that the difference in fair value between the midpoint of the preliminary price range and the estimated per share common stock fair value on June 24, 2014 is primarily the result of the change in the probability of a near term IPO to virtually 100% which is implicit in the preliminary price range.  The primary factors that allowed the Company to progress towards an IPO from June 24, 2014, when the Board only attributed 43.75% probability of being able to achieve a near-term IPO, to being in a position to determine the preliminary price range in late August 2014, were:

•                  The market reception to biotechnology IPOs and the overall industry improved during the third quarter of 2014.

•                  Of the discounted IPOs that went effective in the second quarter of 2014, discussed above, those same companies have seen a share price increase of 29% on average versus their initial offering price at IPO, reflecting improved market conditions.  The current average trading price of IPOs that went effective in the second quarter of 2014 is now 3% above the average midpoint of their published price range.

•                  In August 2014, the Company’s collaboration partner dosed the first patient in a phase 2 clinical trial for the most advanced product candidate.  The Company believes this event to be significant from an investor perspective as this is the Company’s first product candidate to advance beyond phase 1 clinical trials.

•                  Subsequent to June 24, 2014, in addition to the general capital market improvements discussed above, the Company completed several critical events necessary to proceed toward an IPO:

•                  the confidential submission of a registration statement for an IPO in late June 2014;

•                  the public filing of the registration statement in August 2014; and

•                  holding “test-the-waters” meetings with more than 20 potential IPO investors in July and August 2014 that led the Board to believe that the investment community found its business model and profile attractive.

In addition, the estimated IPO price range necessarily assumes that the IPO has occurred, that a public market for the Company’s common stock has been created and that the Company’s preferred stock has been converted into common stock in connection with the IPO, and excludes any discount for lack of marketability of the Company’s common stock, any discount to reflect the time value of money for the period from the assumed IPO back to the valuation date, any preferences of the Company’s preferred stock and any assumption of less than a 100% probability of an IPO, all of which were factored into the Board’s June 24, 2014 valuation.

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Please do not hesitate to contact me at (617) 648-9231 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Keith J. Scherer

Keith J. Scherer
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:                                Jeffrey S. Hatfield, Vitae Pharmaceuticals, Inc.

Jay K. Hachigian, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP